Exhibit 12.1

Freescale Semiconductor, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(In millions)

	Years Ended December 31
	2005	2004	2003	2002	2001
Earnings:
Earnings (loss) before income taxes (1)	$624	$266	$(322)	$(1,685)	$(2,129)
Less: Capitalized interest	—	—	—	—	12
Add: Fixed charges (per below)	104	71	137	196	276

Total earnings (loss) (2)	$728	$337	$(185)	$(1,489)	$(1,865)

Fixed charges:
Interest expense	$85	$51	$115	$167	$244
Rent expense interest factor	19	20	22	29	32

Total fixed charges (3)	$104	$71	$137	$196	$276

Ratio of earnings to fixed charges	7.0	4.7	— (3)	— (3)	— (3)

(1)	After adjustments required by Item 503(d) of SEC Regulation S-K, earnings or loss of equity investees
(2)	As defined in Item 503(d) of SEC Regulation S-K
(3)	Earnings were inadequate to cover fixed charges for the years ended December 31, 2003, 2002 and 2001 by $322 million, $1.7 billion, and $2.1 billion respectively.